                                                                 August 22, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                                   FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION
                                  NISOURCE INC.
                                 801 E. 86TH AVE
                             MERRILLVILLE, IN 46410





Gentlemen:


This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities as more fully described herein. The security or securities issued, renewed, or guaranteed in this filing are exempt from the provision of Section 6(a) of the Public Utility Holding Company Act of 1935.




                                    Very truly yours,


                                    NiSource Inc.


                                    By:   /s/ Jeffrey W. Grossman
                                       -------------------------------
                                             Jeffrey W. Grossman
                                        Vice President and Controller
                                        (Principal Accounting Officer
                                         and Duly Authorized Officer)
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                                  NISOURCE INC.
                                   FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION


REQUIREMENTS:

1.    TYPE OF THE SECURITY OR SECURITIES.

      Debt

2.    ISSUE, RENEWAL OR GUARANTY.

      Issue

3.    PRINCIPAL AMOUNT OF EACH SECURITY.

      EnergyUSA, Inc.                        $ 62,728,000
      NI Energy Services, Inc.               $ 40,287,000
      Primary Energy, Inc.                   $ 56,038,000
      NiSource Development Company, Inc.     $192,402,000
      IWC Resources Corporation              $ 18,207,000
      SM&P Utility Resources, Inc.           $ 14,695,000
      NiSource Pipeline Group, Inc.          $ 23,825,000
      NiSource Energy Technologies, Inc.     $ 10,273,000

4.    RATE OF INTEREST PER ANNUM OF EACH SECURITY.

      Weighted average interest rates:
      EnergyUSA, Inc.                           7.18%
      NI Energy Services, Inc.                  7.21%
      Primary Energy, Inc.                      7.19%
      NiSource Development Company, Inc.        7.17%
      IWC Resources Corporation                 7.17%
      SM&P Utility Resources, Inc.              7.19%
      NiSource Pipeline Group, Inc.             7.16%
      NiSource Energy Technologies, Inc.        7.40%

5.    DATE OF ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY.

      Various

6.    IF RENEWAL OF SECURITY, GIVE DATE OF ORIGINAL ISSUE.

      N/A

7. DATE OF MATURITY OF EACH SECURITY. (IN CASE OF DEMAND NOTES, INDICATE "ON DEMAND").

      On demand

8.    NAME OF THE PERSON TO WHOM EACH SECURITY WAS ISSUED, RENEWED OR
      GUARANTEED.

      NiSource Finance Company

9.    COLLATERAL GIVEN WITH EACH SECURITY, IF ANY.

      None

10.   CONSIDERATION RECEIVED FOR EACH SECURITY.

      Cash

11.   APPLICATION OF PROCEEDS OF EACH SECURITY.

      Financing the existing business of the subsidiaries.


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12.   INDICATE BY A CHECK AFTER THE APPLICABLE STATEMENT BELOW WHETHER THE
      ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY WAS EXEMPT FROM THE PROVISIONS OF SECTION 6(a) BECAUSE OF:

      a.    The provision contained in the first sentence of Section 6(b)    [ ]

      b.    The provisions contained in the fourth sentence of Section 6(b)  [ ]

      c.    The provisions contained in any rule of the Commission other than
            Rule U-48                                                        [X]

13. IF THE SECURITY OR SECURITIES WERE EXEMPT FROM THE PROVISIONS OF SECTION 6(a) BY VIRTUE OF THE FIRST SENTENCE OF SECTION 6(b), GIVE THE FIGURES WHICH INDICATE THAT THE SECURITY OR SECURITIES AGGREGATE (TOGETHER WITH ALL OTHER THAN OUTSTANDING NOTES AND DRAFTS OF A MATURITY OF NINE MONTHS OR LESS, EXCLUSIVE OF DAYS OF GRACE, AS TO WHICH COMPANY IS PRIMARILY OR SECONDARILY LIABLE) NOT MORE THAN 5 PER CENTUM OF THE PRINCIPAL AMOUNT AND PAR VALUE OF THE OTHER SECURITIES OF SUCH COMPANY THEN OUTSTANDING. (DEMAND NOTES, REGARDLESS OF HOW LONG THEY MAY HAVE BEEN OUTSTANDING SHALL BE CONSIDERED AS MATURING IN NOT MORE THAN NINE MONTHS FOR THE PURPOSES OF THE EXEMPTION FROM SECTION 6(a) OF THE ACT GRANTED BY THE FIRST SENTENCE OF SECTION 6(b).

      N/A


14. IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION 6(a) BECAUSE OF THE FOURTH SENTENCE OF SECTION 6(B), NAME THE SECURITY OUTSTANDING ON JANUARY 1, 1935, PURSUANT TO THE TERMS OF WHICH THE SECURITY OR SECURITIES HEREIN DESCRIBED HAVE BEEN ISSUED.

      N/A


15. IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION 6(a) BECAUSE OF ANY RULE OF THE COMMISSION OTHER THAN RULE U-48 (REG.
      SECTION 250.48, PARAGRAPH 36,621) DESIGNATE THE RULE UNDER WHICH EXEMPTION IS CLAIMED.

      Rule 52(b)


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